UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under

Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to

File Reports under Section 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number 000-53271

Evetsco, Inc.

(Exact name of registrant as specified in its charter)

374 East 400 South, Suite #3

Springville, Utah   84663

(801) 358-5094

__________________________________________________________________________________________________________

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $.001 par value

__________________________________________________________________________________________________________

(Title of each class of securities covered by this form)

__________________________________________________________________________________________________________

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)

 X

Rule 12h-3(b)(1)(i)

    .

Rule 12g-4(a)(1)(ii)

Rule 12h-3(b)(1)(ii)

    .

Rule 12g-4(a)(2)(i)

Rule 12h-3(b)(2)(i)

    .

Rule 12g-4(a)(2)(ii)

Rule 12h-3(b)(2)(ii)

    .

Rule 15d-6

    .

Approximate number holders of record as of the certification or notice date:   203

Pursuant to the requirements of the Securities Exchange Act of 1934, Evetsco, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  March 9, 2008

By:  /s/ Joseph Nemelka

Name: Joseph. Nemelka

Title: Secretary and Director